4|3

07023367

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME SThree plc

*CURRENT ADDRESS 41-44 Great Windmill Street
London W1D 7NB

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 15 2007
THOMSON
FINANCIAL

FILE NO. 82- 35083 FISCAL YEAR 11/30/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: MAC

DAT : 5/8/07

AR/S
1-30-05

SThree plc - Final Results

SThree plc
08 February 2006

Embargoed until 0700 8 February 2006

SThree plc
('SThree' or the 'Group')

Preliminary Results for the Year Ended 30 November 2005

SThree, one of the UK's leading information, communication and technology ('ICT') staffing businesses, is today announcing its preliminary results for the year ended 30 November 2005. The results are the first to be reported by the Group since its flotation on 16 November 2005.

Financial Highlights

£m	2005	2004	Change
Turnover	315.1	242.4	+ 30.0%
Gross Profit (Fee Income)	104.5	75.9	+ 37.7%
Operating profit before exceptional items*	29.5	17.4	+ 69.9%
Operating profit/(loss) after exceptional items*	13.6	(15.7)	-
Profit before tax and exceptional items*	28.0	16.0	+ 75.5%
Profit/(loss) before tax	12.2	(17.1)	-
Basic earnings/(loss) per share	16.2p	(65.4)p	-
Basic earnings per share before exceptional items*+	35.1p	16.4p	+ 114.0%
Basic earnings per share before exceptional items adjusted for effect of new shares issued at IPO*+#	15.4p	8.9p	+ 73.0%

* Exceptional items in 2005 were a charge of £15.9m against operating profit and a credit of £7.9m against tax, all relating to non-recurring items
+ 2004 figures also exclude goodwill amortisation and other exceptional items less related tax
# Calculated using the number of shares in issue at 30 November 2005 (excluding shares in the EBT), rather than the weighted average number of shares in issue throughout the year. Earnings before preference dividends are used as the numerator in this EPS calculation since, had the year-end share structure been in place throughout FY 2005, there would have been no preference dividend paid.

Operational Highlights

- Strong overall performance driven by multi-brand strategy and first full year of broad-based recovery in core ICT market - performance in line with expectations at flotation

- Significant recovery in permanent market conditions - number of placements in the year increased by 35% to 6,023 (2004: 4,460) with average placement fees increasing by 6.9% to a record £7,915 (2004: £7,407)

- Number of active contractors at year end increased 16.9% to 4,365 (2004: 3,735) with gross profit per day rates increasing by 14.4% to £58.42 (2004: £51.08)

- Strategic focus on higher margin opportunities and strong presence in the SME market delivers significant improvement in margins year-on-year

- Further organic expansion and market share growth achieved in core UK ICT business

- Non-UK businesses growing strongly - gross profits increased by 28.9% to £25.0m (2004: £19.4m), with overseas businesses now accounting for 23.9% of Group gross profit

- Continued successful expansion of non-ICT businesses - Banking & Finance, Engineering, Accountancy and HR brands achieved 56.5% increase in gross profit to £13.1m (2004: £8.3m), accounting for 12.5% of Group total

• Successful IPO and admission to the Official List in November 2005

• Strong start to current financial year - current trading encouraging

Russell Clements, Chief Executive Officer, said: '2005 was a very good year for SThree. Our UK ICT business delivered significant growth despite operating in a relatively mature and competitive marketplace. Our fast-growing, younger revenue streams, both geographic and sector-specific, also made significant contributions. Consistent with our core strategy, we did not buy this growth at the price of margins, which, on the contrary, we improved year on year.

'Current trading is in line with our expectations, although the start of our financial year coincides with December and January - a quiet period for the recruitment market - and hence revenue visibility in our business is relatively limited. We expect the momentum seen in the closing months of 2005 will continue in both our UK and European businesses. Activity levels in our non-ICT brands are also positive. We remain confident that our well-proven strategy will underpin another year of progress.'

SThree plc	(08.02.06) 020 7067 0700
Russell Clements, Chief Executive Officer	(Thereafter) 020 7292 3838
Sunil Wickremeratne, Chief Operating Officer	
Michael Nelson, Chief Financial Officer	

Weber Shandwick Square Mile	020 7067 0700
Kevin Smith / Stephanie Badjonat	

Notes to editors

SThree, founded in 1986, is one of the leading ICT staffing businesses in the UK. The Group provides both permanent and contract specialist staffing services in the UK and Europe, primarily in the information and communications technology sector and, to an increasing extent, the banking and finance, accountancy, human resources and engineering sectors. Following the establishment of its first brand, Computer Futures, in 1986, the Group adopted a multi-brand strategy, establishing new operations to address growth opportunities. SThree currently operates 12 brands, the 3 largest by turnover being Computer Futures, Progressive and Huxley, and has 30 offices in the UK and 9 offices in mainland Europe, in Belgium, The Netherlands, France, Germany and Ireland.

SThree has a selective approach to clients and focuses on high margin opportunities, predominantly within the small to medium-sized enterprises ('SME') market, which SThree defines as including autonomous divisions of large corporates. The Group does not pursue a high volume/low margin model. SThree has a diverse, international client list of over 4,000 clients.

SThree plc is quoted on the Official List of the London Stock Exchange under the ticker symbol STHR.

SThree plc
('SThree' or the 'Group')

Preliminary Results for the Year Ended 30 November 2005

Operational Review

2004/2005 was the first year of a substantial widespread improvement in our core UK ICT market since the significant downturn of 2002/2003. In particular, we benefited from a return in confidence in the permanent market, which had lagged behind the improvements in the contract market already in evidence in the previous year.

The improved sentiment and associated upturn in demand allowed us the opportunity to increase the sales consultant headcount to a level more appropriate to the more buoyant market conditions. In general this was achieved by utilising the existing office infrastructure and therefore the associated incremental costs were largely limited to salaries and commissions, resulting in the Group benefiting from its operational gearing.

In addition, as the supply and demand equation moved more in our favour through 2005, we also benefited from an increase in both the average contract day rate we charged and an improvement in our average permanent fee rate, as detailed below.

We continued our strategy of avoiding high volume/low margin business in favour of pursuing quality opportunities associated with superior margins.

During the 2005 financial year, these factors all helped to contribute to an increase in gross profit of 37.7% to £104.5m (2004: £75.9m). This in turn translated to an operating profit before exceptional items which was improved by over 69.9% to £29.5m (2004: £17.4m). After taking account of exceptional items, operating profit grew by £12.1m.

As well as an improved performance in our core market and geography, the year also saw noteworthy progress outside of the UK and in other specialist staffing sectors outside of ICT. Both have come to represent increasingly significant contributions to Group revenues and profits.

Staffing Levels

Total employees at the year end were 1,073 of which 911 were in sales, sales management, direct sales support and sales training (2004: 965 and 775, respectively). The balance of 162 (2004: 190) were employed in the Group's shared support functions which include accounts, legal, HR and information services.

Recruitment and retention of sales consultants remains a crucial priority for the Group. Unlike many other businesses in the sector SThree's model is based on home-grown talent; i.e. rather than looking to hire experienced staff from elsewhere within the industry, the Group's sales consultants are typically taken on through our graduate recruitment and training programme.

Strategy

Since its formation in 1986 the Group has pursued a clearly defined strategy of focusing on higher margin client opportunities. This entails adopting a highly selective approach to clients and, in particular, an explicit avoidance of the 'high volume, low margin' model which has been central to the strategy of some other specialist staffing companies.

Although this by no means precludes us from dealing on favourable economic terms with larger organisations, in practice it has resulted in the Group having particular strength in the small to medium-sized enterprises ('SME') market where margins are typically higher.

We believe that our multi-brand model has been central to the Group's successful execution of this strategy, as it enables us to address a variety of fast growing sub-markets via a number of specialist brands able to offer niche expertise.

Having proven this model in our core UK ICT market we have undertaken a progressive roll out into new geographies and, latterly, into other specialist staffing markets, such as banking and finance and accountancy. We expect the continuation of this highly successful approach to continue to drive growth for the foreseeable future.

Contract v. Permanent Split

Strong progress was made in both our permanent and contract business segments. The Group made 6,023 permanent placements during the year (2004: 4,460), an increase of 35.0%. Our average fees from permanent recruitment also grew to £7,915 by the end of the year which is the Group's highest ever and a 6.9% improvement over the prior year.

At 30 November 2005, SThree had 4,365 active contractors, its highest number ever, and an increase of 16.9% over the prior year (2004: 3,735). Contractor gross profit per day rates also increased by 14.4% to £58.42 by the end of the year (2004: £51.08).

When comparing the relative contribution of the contract and permanent sides of the business, we believe the most meaningful yardstick is that of gross profit. On this basis during the year contract activities contributed £56.5m and permanent £48.0m or 54.0% and 46.0% respectively.

In the 2004 financial year the contract/permanent percentages were 56.5% and 43.5%, respectively, reflecting the fact that the recovery in the permanent market only began to be felt in earnest in the second half of that year. Once under way the recovery fed through into the 2005 financial year.

Sector Focus

ICT remains by some way the Group's largest market and is likely to remain so for the foreseeable future. In recent years, however, an increasingly meaningful contribution has been derived from our other disciplines - Banking & Finance, Engineering, Accountancy and Human Resources.

During the course of the year gross profit from outside the ICT sector grew to 12.5% of total from 11.0% the year previously. This performance is encouraging particularly when seen in the context of the buoyant conditions and growth of our core ICT market in the same period. In absolute terms the gross profit derived from newer sectors grew by 56.5% compared to the previous year. The Group continues to assess opportunities in other sectors of the specialist staffing market.

Geographical Breakdown

During the course of the year the Group operated thirty UK offices and eight elsewhere in Europe. A further international office was opened in Paris early in 2006. All of the three largest SThree brands, Computer Futures, Progressive and Huxley Associates, have growing and profitable operations in Europe. During the year the brand longest-established in Europe, Computer Futures, for the first time generated slightly more than 50% of its gross profit from outside of the UK.

UK gross profit of £79.5m was 76% of the Group total and represented a year-on-year increase of 40.7%. Even allowing for improving underlying demand levels this is a very positive result. Given the relatively mature nature of the UK market we believe this improvement represents capacity-based growth, derived from increased headcount and market share. It is worth noting that the latter was achieved without sacrificing margin - a reflection of our highly selective approach to formal Preferred Supplier Agreements (PSA's) and our strong SME franchise.

Non-UK gross profit at £25.0m or 24% of the total was a similar percentage to the prior year, reflecting the fact that the UK also grew strongly over the same period. We believe that the Group is now well positioned to benefit from opportunities for structural growth in the liberalising markets of the Continental European specialist-staffing sector.

Brand Breakdown

The three largest SThree brands between them represented c. 72% of the gross profit generated by the Group during the year. In addition, each of these brands posted positive year-on-year profit growth.

Computer Futures, our largest brand, accounted for 29.3% of total gross profit, achieving 19.8% growth helped by an excellent performance from its European operations.

The second largest brand by share of gross profit at 23.8% was Huxley. This was a noteworthy performance given that this represented a year-on-year growth of some 48%. Significant contributions were made by the Banking and Finance team which extended its existing City of London based activities to include placements for clients in Amsterdam and through its London office, in New York. Huxley's Engineering division also enjoyed a strong year.

Progressive ended the year with 18.9% of total gross profit. During the last quarter, to support further European expansion, Progressive opened its second non-UK office in Amsterdam. A third office in Paris was opened early in the new financial year.

The other Group brands grew their share of overall Group gross profit to 27.9% of the total from 23.1% the year previously. In terms of absolute value this represented a year-on-year increase of 66.6%. This result is all the more impressive when we consider that with the exception of the IT Job Board, which derived a small percentage of its income from Belgium and Holland, none of the smaller brands were active in Continental Europe. As such, virtually all of this growth was generated from the relatively mature UK market.

Outlook

2005 was a very good year for SThree. Our core UK ICT business delivered significant growth despite operating in a relatively mature and particularly competitive marketplace. Our fast-growing, younger revenue streams, both geographic and sector-specific, made significant contributions. Consistent with our core strategy, we did not buy this growth at the price of margins, which, on the contrary, we improved year on year. In our view, above all else it was our multi-brand strategy which made this possible.

We are particularly encouraged by the fact that we achieved what we achieved against an economic backdrop of below-trend economic growth in the UK and very modest growth in the Eurozone. This suggests to us that, whilst we are a somewhat cyclical business, we do not need exceptional economic circumstances to post impressive growth.

Current trading is in line with our expectations, although the start of our financial year coincides with December and January - a quiet period for the recruitment market - and hence revenue visibility in our business is relatively limited. We expect the momentum seen in the closing months of 2005 will continue in both our UK and European businesses. Activity levels in our non-ICT brands are also positive. We remain confident that our well-proven strategy will underpin another year of progress.

Financial Review

Profit & Loss Account

Turnover for the year was 30.0% higher at £315.1m (2004: £242.4m). Turnover from contractor placements grew by 27.6% to £267.1m (2004: £209.4m), representing 85% of Group turnover. Turnover from permanent placements was £48.0m (2004: £33.0m), an increase of 45.4%.

Gross Profit ('Fee Income') for the year increased by 37.7% to £104.5m (2004: £75.9m) representing an overall gross margin of 33.2% (2004: 31.3%). The percentage increase in gross profit is greater than the increase in turnover due to a higher proportion of permanent business in 2005 (45.6% vs 43.5%) coupled with an increase in the gross margin on contract placements from 20.5% to 21.1%. Gross profit from contractor placements was £56.5m (2004: £42.9m) and represented 54.1% (2004: 56.5%) of Group gross profit.

The Group's strategy and profit-based bonuses result in a cost structure that is significantly operationally geared as evidenced by the 70% increase in operating profits before exceptional items from a 38% increase in gross profit. The conversion ratio (Operating Profit divided by Gross Profit) increased significantly from 22.9% to 28.2%.

Administrative expenses (before exceptional items) increased by 28.2% to £75.0m (2004: £58.5m before amortisation of goodwill and exceptional items) principally due to increased numbers of staff.

Headcount of the Group totalled 965 at 30 November 2004 and increased by 11.2% to 1,073 by 30 November 2005. Average headcount for the year was 1,037 (2004: 805), the increase of 28.8% reflecting steps taken in the second half of 2004 to increase headcount in anticipation of favourable market conditions in 2005.

Exceptional items are detailed in Note 2 to the accounts. As a consequence of the IPO, the Group allocated a number of share awards and options to certain employees who have contributed to the Group's success over recent years. The resultant charge to the profit and loss account amounted to £14.4m inclusive of related social charges and Employer National Insurance. Since the Group satisfied these awards principally through shares held in the SThree Employee Benefit Trusts, there is a corresponding credit of £11.9m to reserves, being the value of the shares awarded before related social charges and Employer National Insurance. The Board expects to allocate a further tranche of share options during 2006; this will result in a further exceptional charge to the profit and loss account in the current financial year.

In addition to the above, management bonuses of £1.5m previously paid to holders of zero coupon preference shares in compensation for the lack of a dividend, have been classified as exceptional items due to materiality and the non-repeatable nature of these costs following the conversion of all preference shares to ordinary shares on IPO.

The net interest charge of £1.5m was comparable to 2004 and predominantly relates to loan stock interest paid, with cash and bank overdraft interest netting off to a small positive balance. At IPO, the then outstanding loan stock balance of £37.4m was repaid in full. The Group is now financed through a flexible credit line arrangement provided by Barclays.

Profit before taxation and before exceptional items amounted to £28.0m (2004: £16.0m before amortisation of goodwill and exceptional items), an increase of 75.5%. Total profit before taxation and after exceptional items was £12.2m (2004: Loss before tax of £17.1m).

Tax on profits before exceptional items was £8.7m (2004: £5.1m), representing an effective tax rate of 31.1% (2004: 32.0%). The tax credit relating to exceptional items amounts to £7.9m (2004: £0.5m credit). Under Schedule 23 of the Finance Act 2003, the Company expects to obtain a corporation tax deduction relating to the various share awards and options exercised following IPO.

Although the charge to the profit and loss account relating to these items is, in accordance with UK GAAP, based on the value of the share award or share option at the time of grant, the related tax credit is based on the value at the time of gift or exercise. As a result the tax credit relating to the exceptional items is at an effective rate of 49.8%. At a total level therefore, the Group's tax charge for 2005 amounts to £0.8m, an effective rate of 6.8%.

Basic earnings per share were 16.2p (2004: Loss per share of 65.4p) and basic earnings per share before exceptional items more than doubled to 35.1p (2004 16.4p). The weighted average number of shares for the year was 42.2m (2004: 39.9m).

Since the flotation and the related share capital conversion occurred late in the financial year, the weighted average number of shares used in the standard EPS calculations is far below the actual number of ordinary shares in issue at the year-end itself. At 30 November 2005, there were 138.0m shares in issue, of which 13.6m are held within the Employee Benefit Trust and therefore not included within the basic EPS calculation. Using the year-end number of shares the basic earnings per share would have been 9.0p (2004: loss per share of 17.3p on the same basis), and before exceptional items 15.4p (2004: 8.9p), the Directors believe that these figures give a more useful representation of the Group's earnings per share performance in the period.

A preference dividend of £4.4m was paid at IPO in accordance with the terms of conversion of preference shares into ordinary shares. In line with statements made in our Prospectus, no ordinary dividend is proposed for 2005. The Directors currently expect to declare the Group's first dividend with the interim results for the six months ended 31 May 2006.

Balance Sheet

The Group had net assets of £21.9m at 30 November 2005 (2004: £6.3m). Net debt amounted to £9.6m (2004: £14.9m), the reduction in debt of £5.3m being achieved through increased trading.

Capital expenditure amounted to £2.7m (2004: £2.1m) and predominantly related to upgrades of IT hardware and fit-out of new offices across the Group.

Trade debtors increased at a lower rate than turnover (26.7%) to £53.6m at 30 November 2005 (2004: £42.3m) representing debtor days of 46 (2004: 47 days).

Cash Flow

At the start of the year the Group had net debt of £14.9m. During the year the Group generated net cash from operating activities of £25.0m (2004: £5.1m) being £27.2m of EBITDA (2004: £17.0m), an increase in working capital requirements of £2.8m (2004: £10.5m) and an increase in provisions of £0.5m (2004: decrease of £1.5m). At 30 November 2005 the Group had net debt of £9.6m (2004: £14.9m).

International Financial Reporting Standards (IFRS)
Following the European Union's adoption of Regulation (EC) No 1606/2002, in line with other EU companies whose securities are publicly traded, the Group will be required to adopt International Financial Reporting Standards ('IFRS') together with revised International Accounting Standards ('IAS'), in issue at 31 March 2004, for the first time for our financial statements to 30 November 2006. The first reported results under IFRS will be our interim results to 31 May 2006. The 2005 financial year's consolidated financial statements remain in accordance with UK GAAP.

- Ends -

SThree PLC
Consolidated Profit and Loss Account
Year ended 30 November 2005

	2005					
	Ordinary activities £'000	Exceptional items £'000	Total £'000	Ordinary activities £'000	Exceptional items and amortisation of goodwill £'000	T £
Turnover	315,087	-	315,087	242,413	-	242
Cost of sales	(210,606)	-	(210,606)	(166,516)	-	(166

Gross profit	104,481	-	104,481	75,897	-	75
Administrative expenses	(74,974)	(15,864)	(90,838)	(58,530)	(33,083)	(91
Operating profit/(loss)	29,507	(15,864)	13,643	17,367	(33,083)	(15
Net Interest	(1,491)	-	(1,491)	(1,405)	-	(1
Profit/(loss) before taxation	28,016	(15,864)	12,152	15,962	(33,083)	(17
Taxation	(8,726)	7,895	(831)	(5,114)	470	(4
Profit/(loss) after taxation	19,290	(7,969)	11,321	10,848	(32,613)	(21
Minority interest	(135)	-	(135)	207	-	
Profit/(loss) for the financial year	19,155	(7,969)	11,186	11,055	(32,613)	(21
Dividends - including non equity	(4,351)	-	(4,351)	(4,525)	-	(4
Retained profit/(loss) for the year	14,804	(7,969)	6,835	6,530	(32,613)	(26
Basic earnings/(loss) per share (pence)	35.1	(18.9)	16.2	16.4	(81.7)	(
Diluted earnings/(loss) per share (pence)	34.1	(18.4)	15.7	16.4		
Adjusted earnings/(loss) per share (pence)						
Basic	15.4	(6.4)	9.0	8.9	(26.2)	(
Diluted	15.0	(6.3)	8.7	8.9		

All amounts relate to continuing operations.

SThree PLC
Consolidated Balance Sheet as at 30 November 2005

	2005	2004
	£'000	£'000
Fixed assets		
Tangible assets	2,815	1,833
	2,815	1,833
Current assets		
Debtors	80,589	61,336
Cash at bank and in hand	2,901	24,956
	83,490	86,292
Creditors: amounts falling due within one year	(58,592)	(39,118)
Net current assets	24,898	47,174
Total assets less current liabilities	27,713	49,007

Creditors: amounts falling due after more

than one year	-	(37,425)
Provisions for liabilities and charges	(5,817)	(5,317)
Net assets	21,896	6,265
Capital and reserves		
Called up share capital	1,380	2,214
Share premium	2,925	-
Shares to be issued	-	6,035
Capital reserve	878	-
Profit and loss account	16,542	(2,014)
Total equity shareholders' funds	21,725	6,235
Minority interest - equity	171	30
Capital employed	21,896	6,265

SThree PLC
Consolidated Statement of Total Recognised Gains and Losses
Year ended 30 November 2005

	2005	2004
	£'000	£'000
Retained profit/(loss) for the year	6,835	(26,083)
Exchange (loss)/gain on translation of net investment in foreign subsidiaries	(173)	527
Total recognised gains and losses relating to the financial year	6,662	(25,556)

Consolidated Reconciliation of Movements in Shareholders' Funds
Year ended 30 November 2005

	2005	2004
	£'000	£'000
Profit/(loss) after taxation	11,321	(21,765)
Minority interest	(135)	207
Dividends	(4,351)	(4,525)
Retained profit/(loss) for the year	6,835	(26,083)
Exchange (loss)/gain on translation of net investment in foreign subsidiaries	(173)	527
New share capital issued	88	4
Share issue costs	(3,151)	-
Share award credit (1)	11,891	-
Net increase/(decrease) in shareholders' funds	15,490	(25,552)
Shareholders' funds at the beginning of year	6,235	31,787
Shareholders' funds at the end of year	21,725	6,235

(1) - The share award credit relates to the reversal of the non-cash charge recorded as an exceptional charge against operating profit in respect of shares awarded to employees

SThree PLC
Consolidated Cash Flow Statement
Year ended 30 November 2005

	2005	2004
	£'000	£'000
Net cash inflow from operating activities	24,954	5,053
Returns on investments and servicing of finance		
Interest received	482	611
Interest paid	(1,973)	(1,983)
Preference dividends paid	(8,876)	(2,643)
Net cash outflow from returns on investments and servicing of finance	(10,367)	(4,015)
Taxation	(5,449)	(3,292)
Capital expenditure and financial investment		
Purchase of tangible fixed assets	(2,702)	(2,118)
Receipts from sale of tangible fixed assets	-	38
Net cash outflow for capital expenditure and financial investment	(2,702)	(2,080)
Net cash inflow/(outflow) before financing	6,436	(4,334)
Financing		
Issue of ordinary share capital	88	4
Expenses paid in respect of share issue	(1,008)	-
Repayment of loan stock	(39,900)	-
Drawdown on new loan facility	9,000	-
Issue of ordinary share capital in subsidiaries to minority interests	30	40
Net cash (outflow)/inflow from financing	(31,790)	44
(Decrease) in cash	(25,354)	(4,290)

SThree PLC
Notes to the Financial Statements
Year ended 30 November 2005

1. Segmental analysis

The consolidated entity operates in one business segment being that of recruitment services. As a result, no additional business segment information is required to be provided. The segmental results by geography are shown below:

Geographic analysis by destination

	Turnover		Gross profit	
	2005	2004	2005	2004
	£'000	£'000	£'000	£'000

United Kingdom	243,602	184,424	79,501	56,511
Europe and Rest of World	71,485	57,989	24,980	19,386
	315,087	242,413	104,481	75,897

	2005 £'000	2004 £'000
Operating profit before interest, exceptional items and amortisation of goodwill:		
United Kingdom	19,170	15,040
Europe and Rest of World	10,337	2,327
Operating profit before interest, exceptional items and amortisation of goodwill	29,507	17,367
Amortisation of goodwill	-	(31,517)
Exceptional items (note 2)	(15,864)	(1,566)
Net interest		
United Kingdom	107	490
Europe and Rest of World	302	100
Interest paid on loan stock, now repaid	(1,900)	(1,995)
Profit/(loss) before taxation	12,152	(17,121)

SThree PLC
Notes to the Financial Statements
Year ended 30 November 2005

1. Segmental analysis (continued)

	Turnover		Gross profit	
	2005 £'000	2004 £'000	2005 £'000	2004 £'000
United Kingdom	299,019	227,904	92,147	66,493
Europe and Rest of World	16,068	14,509	12,334	9,404
	315,087	242,413	104,481	75,897

	2005 £'000	2004 £'000
Operating profit before interest, exceptional items and amortisation of goodwill:		
United Kingdom	27,837	16,791
Europe and Rest of World	1,670	576
Operating profit before interest, exceptional items and amortisation of goodwill	29,507	17,367
Amortisation of goodwill	-	(31,517)
Exceptional items (note 2)	(15,864)	(1,566)
Interest		
United Kingdom	557	490
Europe and Rest of World	(148)	100
Interest paid on loan stock, now repaid	(1,900)	(1,995)

Profit/(loss) on ordinary activities before

taxation	12,152	(17,121)

	Net assets	
	2005 £'000	2004 £'000
Net assets including goodwill:		
United Kingdom	17,871	1,708
Europe and Rest of World	4,025	4,557
	21,896	6,265

SThree PLC
Notes to the Financial Statements
Year ended 30 November 2005

2. Exceptional Items

Exceptional items are those items which, because of their size or nature, are disclosed to give a proper understanding of the underlying results for the period. Items classified as exceptional are as follows:

	2005 £'000	2004 £'000
Exceptional items - charged to operating profit		
Employee share awards and share options at IPO	11,891	-
Employer's National Insurance on share awards and options, and other related costs	2,529	-
Special management bonuses	1,444	1,566
Exceptional items - before taxation	15,864	1,566
Exceptional items -taxation		
Taxation credit in respect of employee share options and awards (Schedule 23)	6,262	-
Taxation credit on other exceptional items	1,192	470
Schedule 23 deferred tax in respect of unexercised employee share options and awards	441	
Exceptional items - taxation	7,895	470

Certain employees received share awards and share options at IPO and in accordance with UITF 17, a charge has been reflected in the profit and loss account. This also resulted in a corresponding charge for employer's National Insurance. The Group received tax relief in respect of these share awards. This credit has also been classified as exceptional.

Special management bonuses relate to amounts paid to those directors and senior Group management in proportion to their interest in zero coupon preference shares. The bonuses were awarded to reward those directors and senior managers for services provided, recognising the fact that the zero coupon preference shares did not bear dividends.

After flotation, the zero coupon preference shares ceased to exist and the special management bonuses will no longer be payable.

SThree PLC
Notes to the Financial Statements
Year ended 30 November 2005

3. Taxation on profit from ordinary activites

(a) Analysis of tax charge for theyear

	Ordinary	Exceptional	2005	2004

	activities £'000	items £'000	Total £'000	Total £'000
Current tax:				
UK corporation tax at 30% (2004: 30%) on profits for the year	8,487	(1,192)	7,295	4,328
Schedule 23 tax credit in respect of employee share awards and options (note 2)	-	(6,262)	(6,262)	-
Adjustments in respect of previous periods	63	-	63	(190)
	8,550	(7,454)	1,096	4,138
Overseas tax	495		495	405
Adjustments in respect of previous periods	97		97	(117)
	592	-	592	288
Total current tax charge	9,142	(7,454)	1,688	4,426
Deferred tax:				
Origination and reversal of timing differences	(414)	-	(414)	95
Schedule 23 deferred tax in respect of unexercised employee share options and awards (Note 2)	-	(441)	(441)	-
Adjustments in respect of previous periods	(2)	-	(2)	123
Total deferred tax charge	(416)	(441)	(857)	218
Tax on profit on ordinary activities	8,726	(7,895)	831	4,644

SThree PLC
Notes to the Financial Statements
Year ended 30 November 2005

3. Taxation on profit from ordinary activites (continued)

The total current tax charge for the year is lower than the standard rate of corporation tax in the UK (30%). The differences are explained below:

	2005 £'000	2004 £'000
Profit/(loss) before	12,152	(17,121)
Profit /(loss) before tax multiplied by standard rate of corporation tax in the UK of 30%	3,646	(5,136)
Effects of:		
Goodwill amortisation not deductible for tax purposes	-	9,455
Other expenses not deductible for tax purposes	469	275
Capital allowances in excess of depreciation and amortisation	72	(6)
Other timing differences	55	(34)
UITF 17 charge in respect of share awards and options	3,567	-
Schedule 23 tax credit in respect of employee share options and awards (note 3)	(6,262)	-
Lower tax rates on overseas earnings	(67)	(14)
Tax losses not utilised within the year	48	193
Adjustments to tax in respect of prior period (UK)	63	(190)
Adjustments to tax in respect of prior period (Overseas)	97	(117)
Total current tax charge	1,688	4,426

Corporation tax deductions have arisen on the exercise of options granted to certain employees of the Group prior to the flotation. The corporation tax

deduction amounted to £20.9m which reduces the current year's taxable profits of the Group. The tax effect of this deduction amounted to £6.3m, and the effective current tax rate reduced to 13.9% in the current year. This credit has been treated as exceptional due to its unusual nature and its materiality.
In addition to the tax deductions described above, the Directors expect to receive additional tax deductions in respect of the share awards and share options currently unexercised. There is a timing difference between recognition of a charge for these share options for accounting purposes and the receipt of a tax credit. A deferred tax asset of £0.4m has been recognised in respect of this timing difference.

	2005 £'000	2004 £'000
Deferred tax comprises:		
Other timing differences	1,854	730
Accelerated capital allowances	832	1,099
Deferred tax asset	2,686	1,829
The movement in deferred taxation for the Group can be analysed as follows:		
At 1 December	1,829	2,047
Amount credited/(charged) to the profit and loss account	857	(218)
At 30 November	2,686	1,829

In addition to the recognised deferred tax asset detailed above, the Group has carried forward tax losses of £0.2 million (2004: £0.2 million) for which no deferred tax asset has been recognised. Utilisation of these losses is currently considered too uncertain to justify recognition.
The Group also has tax losses of £0.7m for which claims to recover prior period tax payments have been submitted. However, recovery is considered uncertain and therefore no deferred tax asset has been recognised in respect of these losses

4. Dividends

	2005 £'000	2004 £'000
Non-equity shares:		
Preference dividend payable of 5% (net) on Preference and 'A' Preference shares	(4,351)	(4,525)
	(4,351)	(4,525)

5. Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year, excluding those held in the employee share trust which are treated as cancelled.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. If the dilutive number of ordinary shares result in a lower loss or higher profit these are considered to be anti-dilutive and have been excluded from the earnings per share calculations.

Reconciliations of the earnings and weighted average number of shares used in the calculations are set out below.

2005 Weighted average	2004 Weighted average

	Earnings £'000	number of shares millions	Per-share amount pence	Earnings £'000	number of shares millions	Per-share amount pence
Basic earnings/(loss) per share						
Earnings/(loss) attributable to ordinary shareholders	6,835	42.2	16.2	(26,083)	39.9	(65.4
Effect of dilutive employee share options		1.2			0	
Diluted earnings/(loss) per share	6,835	43.4	15.7	(26,083)	39.9	(65.

SThree PLC
Notes to the Financial Statements
Year ended 30 November 2005

5. Earnings per share (continued)

Supplementary earnings per share to exclude goodwill amortisation and exceptional items

Earnings per share before exceptional items and amortisation of goodwill is presented because the Directors believe it better explains the underlying trends of the Group's performance.

	Earnings £'000	2005 Weighted average number of shares millions	Per-share amount pence	Earnings £'000	2004 Weighted average number of shares millions	Per-share amount pence
Basic earnings/(loss) per share	6,835	42.2	16.2	(26,083)	39.9	(65.4
Effect of goodwill amortisation and exceptional items	7,969	42.2	18.9	32,613	39.9	81.
Basic earnings per share excluding exceptional items and goodwill amortisation	14,804	42.2	35.1	6,530	39.9	16.
Diluted earnings per share	6,835	43.4	15.7	(26,083)		
Effect of goodwill amortisation and exceptional items	7,969	43.4	18.4	32,613		
Diluted earnings per share excluding exceptional items and goodwill amortisation	14,804	43.4	34.1	6,530	39.9	16.

Additional Disclosure

The earnings per share figures presented above have been prepared in accordance with UK Financial Reporting Standard 14 'Earnings per share'. Due to the flotation and, consequently, the share capital conversion occurring late in the financial year, the weighted average number of shares used in the above calculations is considerably lower than the actual number of Ordinary shares in issue at the end of the financial year. Therefore the directors believe that a more meaningful denominator, based on the capital structure at the balance sheet date, should be used in order to provide a better understanding of the true position. The earnings used in the additional earnings per share calculation is before deduction of the preference dividend as this is considered as more representative of the future earnings position. The tables below set out the number of shares and earnings used in the calculation of the adjusted earnings per share.

	2005 Number of shares millions	2004 Number of shares millions
Total share capital in issue	138.0	138.0
Shares held by the EBT	(13.6)	(13.6)
Basic number of shares	124.3	124.3
Effect of dilutive options	3.7	0
Dilutive number of ordinary shares	128	124.3

	2005 Earnings £'000	2005 Weighted average number of shares millions	2005 Per-share amount pence	2004 Earnings £'000	2004 Weighted average number of shares millions	2004 Per-share amount pence
Retained profit/(loss) for the year	6,835			(26,083)		
Add preference dividend	4,351			4,525		
Adjusted basic earnings/ (loss) per share	11,186	124.3	9.0	(21,558)	124.3	(17.3
Effect of goodwill amortisation and exceptional items	7,969	124.3	6.4	32,613	124.3	26.2
Adjusted basic earnings per share excluding exceptional items and goodwill amortisation	19,155	124.3	15.4	11,055	124.3	8.9
Adjusted diluted earnings/ (loss) per share	11,186	128.0	8.7	(21,558)		
Effect of goodwill amortisation and exceptional items	7,969	128.0	6.3	32,613		
Adjusted diluted earnings per share excluding exceptional items and goodwill amortisation	19,155	128.0	15.0	11,055	124.3	8.9

6. Reconciliation of operating profit to net cash inflow from operating activities

	2005 £'000	2004 £'000
Operating profit/(loss)	13,643	(15,716)
Depreciation charge	1,442	1,311
Goodwill amortisation	-	31,517
Negative goodwill arising on acquisition of minority interest in a subsidiary	-	(58)
Profit from partial deemed disposal of subsidiary	(24)	(32)
Charge in respect of employee share awards and options	11,891	-
Loss/(profit) on sale of tangible fixed assets	275	(38)
Increase in debtors	(15,462)	(17,503)
Increase/(decrease) in provisions	500	(1,454)
Increase in creditors	12,689	7,026
Net cash inflow from operating activities	24,954	5,053

7. Reconciliation of net cash flow to movement in net debt

	2005 £'000	2004 £'000
Decrease in cash in the year	(25,354)	(4,290)
Repayment of loan stock	39,900	-
Drawdown on short-term loan facility	(9,000)	-
Exchange differences and other non-cash changes	(152)	527
Movement in net debt	5,394	(3,763)
Opening net debt	(14,944)	(11,181)
Closing net debt	(9,550)	(14,944)

8. Nature of financial information

The financial information set out above has been prepared in accordance with the accounting policies used in preparing the Group's accounts for the year ended 30 November 2004. It does not constitute the Group's audited statutory accounts within the meaning of Section 240 of the Companies Act 1985. The financial information for the year ended 30 November 2004 has been extracted from the s tatutory accounts for that year which have been delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified and did not contain a statement under section 237 (2) or (3) of the Companies Act 1985. The Group accounts for the year ended 30 November 2005 will be finalised on the basis of the financial information presented by the Directors in the preliminary announcement.

9. Annual Report and Accounts

The 2005 Annual Report and Accounts will be posted to shareholders in due course. Further copies will be available from the Company Secretary, 41-44 Great Windmill Street, London W1D 7NB. Telephone No. 020 7292 3838.

10. Annual General Meeting

The Annual General Meeting of SThree plc will be held on 3 May 2006.

END